SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

NOTICE TO THE MARKET

Ambev S.A. (“Ambev”), in compliance with the rules governing the mandatory rotation of independent auditors set forth in Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) Instruction 308/99, hereby informs its shareholders and the market in general that its Board of Directors approved the change of its current independent auditors, PricewaterhouseCoopers Auditores Independentes (“PricewaterhouseCoopers”), by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the fiscal years from 2015 to 2018. Deloitte will initiate its activities with the review of the financial statements for the first quarter of 2015.

PricewaterhouseCoopers declared its consent with such replacement, which has the purpose of complying with the mandatory rotation of independent auditors set forth in section 31 of CVM Instruction 308/99. There were no divergences between Ambev and PricewaterhouseCoopers.

São Paulo, January 9, 2015

/s/ Nelson José Jamel

Ambev S.A.

Nelson José Jamel

Investor Relations Officer

Agreed:

/s/ Eduardo Rogatto Luque
PricewaterhouseCoopers Auditores Independentes
Eduardo Rogatto Luque
CPF 142.773.658-84

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer